EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

SPS Commerce, Inc.:

We consent to the use of our reports dated February 25, 2020, with respect to the consolidated balance sheets of SPS Commerce, Inc. and subsidiaries as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of December 31, 2019, incorporated herein by reference.

Our report dated February 25, 2020 on the consolidated financial statements refers to a change in the method of accounting for leases on January 1, 2019, due to the adoption of Financial Accounting Standards Board’s Accounting Standards codification (ASC) Topic 842, Leases.

Our report dated February 25, 2020 on the effectiveness of internal control over financial reporting as of December 31, 2019, contains an explanatory paragraph that states management acquired the MAPADOC business during 2019, and has excluded from its assessment of the effectiveness of internal control over financial reporting as of December 31, 2019, MAPADOC’s internal control over financial reporting associated with approximately three percent of total assets and less than one percent of total revenues in the consolidated financial statements of SPS Commerce, Inc. as of and for the year ended December 31, 2019. Our audit of internal control over financial reporting of SPS Commerce, Inc. also excluded an evaluation of the internal control over financial reporting of the MAPADOC business.

/s/ KPMG LLP
Minneapolis, Minnesota
February 25, 2020